

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2011

Via Facsimile (646) 441-9056 and U.S. Mail

Scott F. Smith, Esq.
Covington & Burling LLP
The New York Times Building
620 Eighth Avenue
New York, NY 10018

>   **Re: King Pharmaceuticals, Inc.**
>   **Schedule 14D-9/A filed January 21, 2011**
>   **SEC File No. 005-57425**

Dear Mr. Smith:

        We have limited our review of the filing to those issues we have addressed in our comment.

Schedule 14D-9/A

Financial Forecasts

1.   We note that you added the line-item "Unlevered After Tax Free Cash Flows" to the projected financial information included in this section and it appears the new information has not been prepared in accordance with GAAP. Please include the additional disclosure required pursuant to Rule 100(a) of Regulation G.

        Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

>   Sincerely,
>
>
>
>   Daniel F. Duchovny
>   Special Counsel
>   Office of Mergers and Acquisitions